SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                            America West Airlines, Inc.
                              -------------------
                                (Name of Issuer)

                          Class A Common Stock, $.01 par value
                          Class B Common Stock, $.01 par value
                          Warrants to Purchase Class B Common
                            Stock
                          ----------------------------
                         (Title of Class of Securities)

                                  023650 302
                                  023650 203
                                  023650 112
                                --------------
                                (CUSIP Numbers)


                            Richard J. Cooper, Esq.
                      Cleary, Gottlieb, Steen & Hamilton
                              One Liberty Plaza
                          New York, New York  10006
                               (212) 225-2000
             ----------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 November 17, 1995
                                --------------
                       (Date of Event which Requires
                          Filing of this Statement)



          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement
[ ].

                                 SCHEDULE 13D

CUSIP Nos.  023650 302, 023650 203, 023650 112
          ------------
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TPG Partners, L.P.
     75-2473270
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a) | x|

  (b) |  |

_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     WC
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
      |__|


_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

_________________________________________________________________
              7   SOLE VOTING POWER

              CLASS A COMMON STOCK     642,078
              CLASS B COMMON STOCK   5,739,480
              WARRANTS               1,583,688
 NUMBER OF
____________________________________________________________
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY     CLASS A COMMON STOCK   1,200,000
   EACH       CLASS B COMMON STOCK  13,601,967
              WARRANTS               4,897,538
____________________________________________________________

 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH       CLASS A COMMON STOCK     642,078
              CLASS B COMMON STOCK   5,739,480
              WARRANTS               1,583,688
____________________________________________________________
              10  SHARED DISPOSITIVE POWER

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK  13,601,967
              WARRANTS               4,897,538

______________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK  13,601,967
              WARRANTS               4,897,538
_______________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

_______________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              CLASS A COMMON STOCK   100.0%
              CLASS B COMMON STOCK    27.8%
              WARRANTS                47.2%

________________________________________________________________
14   TYPE OF REPORTING PERSON

       PN
________________________________________________________________

                                 SCHEDULE 13D

CUSIP Nos.  023650 302, 023650 203, 023650 112
          ------------
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TPG Parallel I, L.P.
     75-2544886
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a) | x|

  (b) |  |

_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     WC
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
      |__|


_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

_________________________________________________________________
              7   SOLE VOTING POWER

              CLASS A COMMON STOCK      64,699
              CLASS B COMMON STOCK     578,338
              WARRANTS                 159,580
 NUMBER OF
____________________________________________________________
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY     CLASS A COMMON STOCK   1,200,000
   EACH       CLASS B COMMON STOCK  13,601,967
              WARRANTS               4,897,538
____________________________________________________________

 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH       CLASS A COMMON STOCK     64,699
              CLASS B COMMON STOCK    578,338
              WARRANTS                159,580
____________________________________________________________
              10  SHARED DISPOSITIVE POWER

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK  13,601,967
              WARRANTS               4,897,538

______________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK  13,601,967
              WARRANTS               4,897,538
_______________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

_______________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              CLASS A COMMON STOCK     100.0%
              CLASS B COMMON STOCK      27.8%
              WARRANTS                  47.2%

________________________________________________________________
14   TYPE OF REPORTING PERSON

       PN
________________________________________________________________

                                 SCHEDULE 13D

CUSIP Nos.  023650 302, 023650 203, 023650 112
          ------------
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Air Partners II, L.P.
     75-2553295
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a) | x|

  (b) |  |

_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     WC
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
      |__|


_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS
_________________________________________________________________
              7   SOLE VOTING POWER

              CLASS A COMMON STOCK      67,718
              CLASS B COMMON STOCK     605,330
              WARRANTS                 167,028
 NUMBER OF
____________________________________________________________
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY     CLASS A COMMON STOCK   1,200,000
   EACH       CLASS B COMMON STOCK  13,601,967
              WARRANTS               4,897,538
____________________________________________________________

 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH       CLASS A COMMON STOCK     67,718
              CLASS B COMMON STOCK    605,330
              WARRANTS                167,028
____________________________________________________________
              10  SHARED DISPOSITIVE POWER

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK  13,601,967
              WARRANTS               4,897,538

______________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              CLASS A COMMON STOCK    1,200,000
              CLASS B COMMON STOCK   13,601,967
              WARRANTS                4,897,538
_______________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

_______________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              CLASS A COMMON STOCK     100.0%
              CLASS B COMMON STOCK      27.8%
              WARRANTS                  47.2%

________________________________________________________________
14   TYPE OF REPORTING PERSON

       PN
________________________________________________________________

     This amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed on September 6, 1994 (the "Schedule 13D") of TPG Partners, L.P. ("TPG"), TPG Parallel I, L.P. ("TPG Parallel") and Air Partners II, L.P. ("Air Partners", and collectively with TPG and TPG Parallel, the "Filing Parties"), with respect to the Class A Common Stock, $ 0.01 par value per share (the "Class A Common"), the Class B Common Stock, $0.01 par value per share (the "Class B Common"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

Item 5.   Interest in Securities of the Issuer

     Items 5(a), (b) and (c) of the Schedule 13D are hereby amended to read in their entirety as follows:

     (a) - (b) At the date hereof, TPG has the sole power to vote and dispose of 642,078 shares of Class A Common, 4,155,792 shares of Class B Common, and 1,583,688 Warrants. The Warrants entitle holders to purchase one share of Class B Common at a price of $12.74 per share. The Class A Common held by TPG represents approximately 53.5% of the 1,200,000 shares of Class A Common outstanding as of September 30, 1995, based on information provided by the Company. The Class B Common held by TPG represents approximately 9.5% of the 43,967,378 shares of Class B Common outstanding as of September 30, 1995, based on information provided by the Company. The Warrants held by TPG represent approximately 15.3% of the 10,383,571 Warrants outstanding as of September 30, 1995, based on information provided by the Company. Assuming exercise of the Warrants, the Class B Common and Warrants held by TPG represent approximately 12.6% of the 45,551,066 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     At the date hereof, TPG Parallel has the sole power to vote and dispose of 64,699 shares of Class A Common, 418,758 shares of Class B Common, and 159,580 Warrants. The Class A Common held by TPG Parallel represents approximately 5.4% of the 1,200,000 shares of Class A Common outstanding as of September 30, 1995, based on information provided by the Company. The Class B Common held by TPG Parallel represents approximately 1.0% of the 43,967,378 shares of Class B Common outstanding as of September 30, 1995, based on information provided by the Company. The Warrants held by TPG Parallel represent approximately 1.5% of the 10,383,571 Warrants outstanding as of September 30, 1995, based on information provided by the Company. Assuming exercise of the Warrants, the Class B Common and Warrants held by TPG Parallel represent approximately 1.3% of the 44,126,958 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     At the date hereof, Air Partners II has the sole power to vote and dispose of 67,718 shares of Class A Common, 438,302 shares of Class B Common, and 167,028 Warrants. The Class A Common held by Air Partners II represents approximately 5.6% of the 1,200,000 shares of Class A Common outstanding as of September 30, 1995, based on information provided by the Company. The Class B Common held by Air Partners II represents approximately 1.0% of the 43,967,378 shares of Class B Common outstanding as of September 30, 1995, based on information provided by the Company. The Warrants held by Air Partners II represent approximately 1.6% of the 10,383,571 Warrants outstanding as of September 30, 1995, based on information provided by the Company. Assuming exercise of the Warrants, the Class B Common and Warrants held by Air Partners II represent approximately 1.4% of the 44,134,406 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     As set forth in Items 5(d) and 6 to the Schedule 13D, the Filing Parties have certain understandings and agreements regarding the voting and disposition of the securities of the Company held by them with GPA Group plc, an Irish public limited company ("GPA"), Continental Airlines, Inc., a Delaware corporation ("Continental") and Mesa Airlines, Inc., a New Mexico corporation ("Mesa"). As a result of these agreements and understandings, the Filing Parties, together with each of GPA, Continental and Mesa, comprise a group within the meaning of
Section 13(d)(3) of the Exchange Act, and each may be deemed to beneficially own the securities of the Company owned by the other. Information concerning the ownership of Class A Common, Class B Common and Warrants by each of GPA, Continental and Mesa is contained in separate amendments to Schedules 13D being filed by each of GPA, Continental and Mesa. In an amendment to its
Schedule 13D filed on November 20, 1995, GPA reported that on November 14, 1995 it sold 900,000 shares of Class B Common to Salomon Brothers Inc at a price of $16.51 per share by means of a block trade on the New York Stock Exchange with a settlement date of November 17, 1995. In the same amendment to its Schedule 13D, GPA reported that it continued to hold 1,384,615 Warrants.

     On the basis of information contained in the Schedules 13D filed by Continental and Mesa and the amendment to its Schedule 13D filed by GPA, following this sale of Class B Common by GPA, the Filing Parties, Continental, Mesa and GPA, as a group, beneficially own 1,200,000 shares of Class A Common, 8,704,429 shares of Class B Common, and 4,897,538 Warrants. The aggregate amount of Class A Common beneficially owned by the group represents 100% of the 1,200,000 shares of Class A Common outstanding as of September 30, 1995, based on information provided by the Company. The aggregate amount of Class B Common beneficially owned by the group represents approximately 19.8% of the 43,967,378 shares of Class B Common outstanding as of September 30, 1995, based on information provided by the Company. The aggregate amount of Warrants beneficially owned by the group represents approximately 47.2% of the 10,383,571 Warrants outstanding as of September 30, 1995, based on information provided by the Company. Assuming exercise of the Warrants, the aggregate amount of Class B Common and Warrants beneficially owned by the group represents approximately 27.8% of the 48,864,916 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     Except as described herein, none of the Filing Parties has the sole or shared voting power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

     To the knowledge of the Filing Parties, none of the individuals named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Class A
Common, Class B Common, or of any Warrants.

     (c) Except as stated herein, no transactions in shares of Class A Common, Class B Common or Warrants were effected during the past 60 days by any Filing Party or to the best of their knowledge, any of the individuals identified in Item 2.

     On each of December 31, 1994 and May 3, 1995, Messrs. James
G. Coulter and Richard P. Schifter, each of whom is identified in
Item 2 and each of whom is a director of the Company, were each automatically granted options to purchase an aggregate of 6,000 shares of Class B Common pursuant to the terms of the Company's 1994 Incentive Equity Plan. The Filing Parties expressly disclaim beneficial ownership of the shares of Class B Common that are subject to such options.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer

     Item 6 of the Schedule 13D is hereby amended by adding the following paragraph immediately prior to the final paragraph thereof.

     Pursuant to the Stockholders' Agreement and the GPA Voting Agreement, the parties to such agreements have agreed, inter alia, to vote, or recommend the voting of, the shares of Class A Common and Class B Common held by each of them in favor of the election of a director of the Company designated by GPA during the term of such agreements, provided that GPA shall own at least two percent of the voting equity securities of the Company "(on a fully diluted basis)" and provided further that such director designee is reasonably acceptable to AmWest or its designated assignees. Pursuant to the First Amendment to the Stockholders' Agreement, dated as of September 6, 1994 (filed as Exhibit 2 to this Amendment and incorporated herein by this reference), and the First Amendment to the GPA Voting Agreement, dated as of September 6, 1994 (filed as Exhibit 2 to this Amendment and incorporated herein by this reference), inter alia, the parenthetical term "(on a fully diluted basis)" in each of the agreements has been defined to provide that the percentage of voting equity securities of the Company modified by such term shall be determined (i) as if the 10,384,615 Warrants isued upon consummation of the Plan shall have been exercised for 10,384,615 shares of Class B Common as of the date of such determination and
(ii) excluding from such determination any potential dilutive effect of certain warrants, options or rights issued subsequent and unrelated to the confirmation of the Plan.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 -- Joint Filing Agreement

Exhibit 2 -- First Amendment to Stockholders' Agreement

Exhibit 3 -- First Amendment to GPA Voting Agreement

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  November 22, 1995



                                TPG PARTNERS, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner



                                By:  /s/ James O'Brien
                                Name:   James O'Brien
                                Title:   Vice President


                                TPG PARALLEL I, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner



                                By:  /s/ James O'Brien
                                Name:   James O'Brien
                                Title:   Vice President

                                AIR PARTNERS II, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner

                                By:  /s/ James O'Brien
                                Name:   James O'Brien
                                Title:   Vice President